ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

5 August 2008

Director/PDMR Shareholding

Reed Elsevier received notification today that Mr Mark Armour, a director of Reed Elsevier PLC and Reed Elsevier NV, exercised on 4 August 2008 options granted to him in August 1998 over 66,900 Reed Elsevier PLC shares at 523.00p per share and sold 63,974 shares at 576.7041p each, being sufficient to meet the option price, dealing costs and income tax payable on exercise.

As a consequence of this transaction, Mr Armour’s interests in Reed Elsevier’s share capital is now:

131,572 Reed Elsevier PLC ordinary shares; and

62,384 Reed Elsevier NV ordinary shares.